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                   American Securities Capital Partners, L.P.
                              12 East 42nd Street
                                   Suite 2400
                               New York, NY 10168

                                  June 15, 1999

CPI Corp.
1706 Washington Avenue
St. Louis, MO 63103

                                   GUARANTEE

         Concurrently herewith CPI Corp. ("CPI") is entering into an Agreement and Plan of Merger dated the date hereof (the "Agreement") with SPS International Holdings, Inc., a Delaware corporation ("Parent"), and SPS Acquisition, Inc., a Delaware corporation. Capitalized terms in this letter shall have the meaning ascribed thereto in the Agreement.

         In the event that the Agreement is terminated by CPI pursuant to
Section 5.01(e) of the Agreement or by Parent or CPI pursuant to Section 5.01(b) of the Agreement, American Securities Capital Partners, L.P. ("ASCP") hereby irrevocable guarantees (the "Guarantee") the payment to CPI of any and all amounts which are finally judicially determined to be due to CPI from Parent by reason of the willful breach of the terms of the Agreement (any such amount so due on "Obligation"), up to a maximum of $80,000,000.

         If Parent shall default in payment of any Obligation when such amount becomes due pursuant to a final judicial determination, then ASCP, promptly upon CPI's written demand, shall pay to CPI an amount equal to the unpaid Obligation then due and owing, up to a maximum of $80,000,000. Any Obligation paid by ASCP shall be paid in lawful currency of the United States of America and in immediately available funds.

         This Guarantee shall terminate upon the earlier of (i) the Closing Date or (ii) the termination of the Agreement pursuant to the provisions of Section
5.01 thereof under circumstances which can not give rise to any Obligation.

         This Guarantee is unconditional. ASCP hereby waives all notices (including notice of acceptance of the Guarantee, of default or nonperformance, demands and protests in connection with the enforcement of the obligation of hereunder).

         NO REMEDIES OTHER THAN AS PROVIDED BY THIS GUARANTEE SHALL BE AVAILABLE AGAINST ASCP, DIRECTLY OR INDIRECTLY (INCLUDING THROUGH A CLAIM AGAINST PARENT), WITH RESPECT TO THE AGREEMENT OR WITH RESPECT

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CPI  Corp.
June 15, 1999
Page 2


TO THE COMTEMPLATED TRANSACTONS, OTHER THAN FOR FRAUD. IT IS UNDERSTOOD AND AGREED THAT CPI WILL RECOVER ANY RECOVERABLE AMOUNTS ARISING OUT OF THE AGREEMENT SOLELY FROM PARENT UNDER THE AGREEMENT OR FROM ASCP HEREUNDER (AS PROVIDED HEREIN). CPI COVENANTS NOT TO SUE ASCP FOR ANY MATTER ARISING OUT OF THE AGREEMENT OR OUT OF THE CONTEMPLATED TRANSACTIONS, OTHER THAN FOR FRAUD OR TO ENFORCE THIS GUARANTEE. THIS GUARANTEE CONSTITUTES THE SOLE REMEDY OF CPI AGAINST ASCP WITH RESPECT TO THE AGREEMENT OR WITH RESPECT TO THE CONTEMPLATED TRANSACTIONS, OTHER THAN FOR FRAUD. CPI ACKNOWLEDGES AND AGREES THAT THE LIMITED AMOUNT SET FORTH IN THIS GUARANTEE AS CPI'S SOLE REMEDY AGAINST ASCP (AND NOT THE PARENT) EXCEPT AS SET FORTH ABOVE IS A REASONABLE ESTIMATE, AS LIQUIDATED DAMAGES AND NOT A PENALTY, OF ACTUAL DAMAGES TO CPI RESULTING FROM A BREACH BY PARENT.

         ASCP hereby represents and warrants to CPI that it has all requisite legal capacity, power and authority to enter into this Guarantee and to perform its obligations hereunder. This Guarantee has been duly authorized, executed and delivered by ASCP and constitutes a valid and binding obligation of ASCP enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing. The execution and delivery of this Guarantee do not, and the compliance by ASCP with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under, permit the termination of any provision of or result in the termination of or the acceleration of the maturity or performance of, or result in the creation or imposition of any Lien upon any of the assets or properties of ASCP under, (i) any provision of any agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, stature, law, ordinance, rule or regulation applicable to ASCP or its property or assets, (ii) the organizational documents of ASCP or (iii) any mortgage, lease, franchise, license, permit, agreement, instrument, law, order, arbitration award, judgment or decree to which ASCP is a party or by which it is bound, except to the extent that any such events would not reasonably be expected to have a material adverse effect on ASCP's ability to perform under this Guarantee.

         Neither this Guarantee nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Subject to the preceding sentence, this Guarantee will be binding upon, inure to the benefit of and be enforceable only by the parties hereto and their respective permitted assigns.

         Any attempted assignment in violation of the terms of this paragraph shall be null and void.

         This Guarantee constitutes the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings amount the parties with respect thereto. The waiver by any party of a breach of any provision hereunder shall not operate or be construed as waiver of any prior or subsequent breach of the same or any other provision. Any term

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CPI Corp.
June 15, 1999
Page 3

or provision of this Guarantee which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforecability without rendering invalid or unenforceable the remaining terms and provisions of this Guarantee or affecting the validity of enforceability of any of the terms or provisions of this Guarantee in any other jurisdiction.

         Any party who is required to utilize legal process to recover any amount owed to such party pursuant to this Guarantee may recover, if successful, in addition to other amounts expressly provided for herein, such party's reasonable out-of-pocket attorneys' fees and costs.

         This Guarantee shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed and to be performed entirely within such State.



                                    AMERICAN SECURITIES CAPITAL
                                    PARTNERS, L.P.

                                   By: American Securities Capital
                                         Partners G.P. Corp., its
                                         general partner

                                   By:     /s/ Michael G. Fisch
                                           ----------------------------
                                   Name:   Michael G. Fisch
                                   Title:  President